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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-3368

8-03368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ARTHUR W. WOOD COMPANY, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 CONGRESS STREET, SUITE 700
(No. and Street)

BOSTON	**MA**	**02109-4041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KRISTIN KENNEDY **617-542-0500**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, KRISTIN KENNEDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ARTHUR W. WOOD COMPANY, INC., as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald P. McCarthy
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 17, 2022

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Arthur W. Wood Company, Inc. and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Arthur W. Wood Company, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Arthur W. Wood Company, Inc. and Subsidiary's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arthur W. Wood Company, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Arthur W. Wood Company, Inc. and Subsidiary's auditor since 2016.

Maitland, Florida

March 13, 2018

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	146,090
Deposit in clearing organization		51,039
Accounts receivable:		
Brokers and dealers		37,675
Securities owned:		
Marketable, at market value		
Not readily marketable, at fair value		1,500
Furniture and office equipment, at cost		
Less, accumulated depreciation of $ 16,091		80
Deferred income taxes		89,884
Other assets		16,854
TOTAL ASSETS	$	343,122

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	14,811
Accrued expenses and other liabilities		109,364
Subordinated borrowings		150,000
TOTAL LIABILITIES		274,175
STOCKHOLDERS' EQUITY		
Common stock, $ 5 par value; 20,000 shares authorized, 3,209 issued and outstanding		100,000
Additional paid-in capital		1,757,262
Retained earnings (deficit)		(1,788,315)
TOTAL STOCKHOLDERS' EQUITY		68,947
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	343,122

The accompanying notes are an integral part of these financial statements.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2017

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the transacting of securities for its customers and providing institutional research services.

The Company is incorporated in the Commonwealth of Massachusetts and is authorized to issue 20,000 shares of $5 par value common stock. At December 31, 2017, 3,209 shares were issued and outstanding. The Company has its main office in Boston, Massachusetts and branch offices in Venice, Florida and Meriden, Connecticut. All transactions are processed through the main office in Boston.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statement includes accounts of the Company and its wholly-owned subsidiary, A. W. Wood Insurance Agency, Inc. The Company operates as a securities broker dealer which includes securities transactions, investment banking, institutional research and investment advisory services. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all time deposits held in banks with initial terms of maturity at three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash or cash equivalents.

Research Services Income

Research service revenue is recognized when earned and accepted by subscribing institutions.

Commission Income

Commission income and related clearing expenses are recorded on a settlement date basis which is generally two business days after trade date, which approximates income and expenses on a trade date basis.

Investment Advisory Income

Investment advisory fees are received quarterly in arrears, and are recognized as earned on a prorata basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carryings amounts that approximate fair values.

Property, Equipment and Depreciation

Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $1,902.

Income Taxes

The Company and its subsidiary are included in a consolidated federal income tax return. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606),* requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective with cumulative effect transition method. In August 2015, The FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as

2. Summary of Significant Accounting Policies (continued)

operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

3. Clearing Organization

The Company has an agreement with Raymond James & Associates (Raymond James) to clear transactions on a fully disclosed basis for accounts of the Company and its' customers which are introduced by the Company and accepted by Raymond James. Raymond James maintains stock and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Raymond James is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Raymond James prepares and sends to customers monthly and/or quarterly statements of account. The Company does not generate and/or prepare monthly statements, billings or compilations regarding any account. The Company examines monthly statements of its' account(s), monthly statements of clearing services and other reports provided by Raymond James and notifies Raymond James of any error. Raymond James charges the Company for clearing services. Raymond James also collects all commissions and fees on behalf of the Company and makes payments to the Company for its share of commissions and fees. This agreement can be terminated, between the two parties, with 30 days prior written notice to the other party.

4. Property and Equipment

Furniture and equipment are summarized as follows:

	2017
Furniture & Office Equipment	$ 16,173
	16,173
Less accumulated depreciation	(16,093)
Net property and equipment	$ 80

Total depreciation expense was $1,902 for the year ended December 31, 2017.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2017

5. Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the input to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within levell) that are observable for the asset either directly or indirectly

Level 3 are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, the fair value as of December 31, 2017.

	Level 1	Level 2	Level 3
Securities – not readily marketable	$ 0	$ 0	$1,500

6. Lease Commitments

The Company leases office space in Boston, Massachusetts to May 2022 and in Meriden, Connecticut through May 2020. Annual rent expense is approximately $ 118,000 and $ 24,000, respectively. The Company also leases office equipment. A schedule of future minimum lease payments is as follows:

For the years ended December 31,

2018	$134,000
2019	137,000
2020	126,000
2021	117,000
2022	49,000

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

December 31, 2017

7. Affiliate

The Company is the sole owner of a subsidiary, "A. W Wood Insurance Agency, Inc.", which is licensed by the State of Massachusetts to sell certain insurance products. All revenues and expenses are reflected in the operations of Arthur W. Wood Company, Inc.

8. Income Taxes

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts and Connecticut income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefits or expenses. Deferred taxes are provided for the expected future benefits of net operating loss carryforwards. Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities.

As of December 31, 2017, the Company has loss carryforwards of approximately $1,317,000 for federal and $814,000 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the years ending December 31:

Federal		State	
2024	$ 54,000	2018	$ 14,000
2025	78,000	2019	8,000
2026	27,000	2020	10,000
2027	38,000	2021	806,000
2029	228,000	2022	700,000
2030	19,000		
2031	42,000		
2032	42,000		
2033	16,000		
2034	13,000		
2035	16,000		
2036	806,000		
2037	700,000		

The provision for (benefit of) income taxes for the year ended December 31, 2017 consist of the following:

8. Income Taxes (continued)

Current:		
Federal	$	-0-
State		375
Total Current	$	375
Deferred:		
Federal	$	-0-
State		-0-
Total Deferred	$	-0-

Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2017. The U S Federal income tax returns prior to 2014 are closed. US State jurisdictions have statutes of limitations that generally range from three to five years. The tax returns are currently not under examination in any US Federal or state jurisdiction.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $110,629 which was $102,351 in excess of its required net capital of $8,278. The Company's net capital ratio was 1.122 to 1.

10. Cash Segregated Under Federal and Other Regulations

The Company is exempt from establishing segregated reserve bank accounts for the benefit of customers by Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Raymond James & Associates, a clearing agent, on a fully disclosed basis.

11. Subordinated Borrowings

Subordinated note payable of $150,000, interest payable monthly at 12% per annum, all principal due September 22, 2018. Available in computing net capital under the SEC uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $150,000.

12. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

13. Commitments and Contingencies

The Company has no commitments or contingencies except as noted in Note 6.

14. Subsequent Events Evaluation

Subsequent events were evaluated through March 13, 2018, which is the date the financial statements were available to be issued. No transactions or events need to be reflected in this financial statement.